FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             Aladdin Knowledge Systems Ltd. (the "Registrant") will hold its Annual and Ordinary Meeting of Shareholders on December 11, 2002 at 11:00 a.m. (Israel time) at the Registrant's offices at 15 Beit Oved Street, Tel Aviv, Israel. In connection with the meeting, on or about November 5, 2002 the Registrant mailed to shareholders a Notice of Annual and Ordinary Meeting and Proxy Statement and a Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Proxy Statement and Proxy Card.

             This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen Name: Erez Rosen Title: CFO

Date: November 20, 2002